

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 23, 2009

<u>Via U.S. Mail and Fax</u>
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE: Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarters ended December 31, 2008**
> **and March 31, 2009**
> **Filed February 17, 2009 and May 14, 2009 respectively**
> **File No. 333-02302**

Dear Mr. Gibson:

    We have reviewed your supplemental response letter dated June 11, 2009 as well as your filings and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-Q for the quarter ending March 31, 2009</u>
<u>Critical Accounting Policies and Estimates</u>

1. We note your response to prior comment no. 1. We continue to believe that you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity in light of the impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the FCC license impairment charge. In particular, why and by how much did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Other

2. We have considered your response to our previous comment 3 and the related information provided under Exhibit 1. However, we continue to believe aggregation of your operating segments is not consistent with the objective and basic principles of Statement No. 131. Nor do we believe they have similar economic characteristics. Revise your segment disclosures as previously requested.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director